ALLIED GOLD MINING PLC

Incorporated in England and Wales
Registered Number 7553802

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO THE UNITED STATES OR ANY JURISDICTION IN WHICH SUCH PUBLICATION RELEASE OR DISTRIBUTION WOULD BE UNLAWFUL

5 January 2012

Allied Gold Mining PLC ("Allied Gold" or "the Company")

SUCCESSFUL DEBT RESTRUCTURING
3-YEAR HEDGE-FREE US$80 MILLION GOLD LOAN ESTABLISHED

Allied Gold, the Pacific Rim gold producer, today announces that it has agreed a new 3-year US$80 million hedge-free gold loan with RK Mine Finance, who specialise in global funding for mining companies, and was arranged by Casimir Capital, New York.

The loan will be used to repay the Company's existing US$55 million in corporate borrowings and will provide substantial liquidity for the group as it completes its existing capital expenditure projects.

The 3-year loan is repayable in physical gold and the number of ounces to be provided is linked to the prevailing gold price. The notional repayment obligation over the three years is 66,240oz with a reference price of USD$1500. There is no explicit interest rate stated in the facility due to the physical delivery mechanism of the loan and the monthly amortization of the outstanding balance.

The minimum total repayable ounces over the three years (principal and interest) is 56,304oz and the maximum repayable over the three year period is 76,176oz. The minimum and maximum quantum of ounces required to satisfy the facility obligations determined by a gold price range of between USD$1400 and USD$1600.

No hedging is required as all gold sold from the operations receives the prevailing market price. In accordance with IFRS for financial reporting purposes an effective rate of 12% will be applied over the life of the loan. The previous total cost of finance on the group's debt portfolio averaged in excess of 15% when all associated costs were included.

The physical gold repayment profile is approximately 20% of the ounces to be repaid in 2012 and 40% in both 2013 and 2014. The loan amortises on a monthly basis and in 2012, Allied Gold expects to repay between 12,000oz and 16,000oz which represents less than 10 per cent of the Company's 2012 anticipated production of approx. 180,000oz.

The loan has been used to fully retire a US$35 million facility with the International Finance Corporation (IFC) relating to the Gold Ridge mine in the Solomon Islands and a US$20 million (PNG Kina denominated) equipment finance facility with the Bank of South Pacific (BSP) relating to Allied Gold's Simberi gold mine in Papua New Guinea.

The remainder of the proceeds will be for internal working capital purposes to ensure a substantial liquidity buffer is maintained at a group level whilst the existing capital expenditure projects are completed and commissioned throughout the year.

The new portfolio provides the additional benefit of ensuring cash flows generated from both assets can now be readily transferred within the Allied Gold group. Further the elimination of the PNG Kina facility will simplify the foreign exchange exposures to the group.

In the current global economic environment management considers maintaining additional liquidity levels as prudent. Surplus cash flow generated from our existing operations will be available to accelerate repayment of the facility should the company elect to do so.

The gold loan has been fully drawn down, and the Company's net cash and liquidity position (unaudited) in January 2012 is approximately US$68 million.

Allied Gold Managing Director and Chief Executive Officer, Frank Terranova, comments: *"The gold loan lowers our overall funding costs and improves flexibility in allowing transferability of cash flows throughout the group. In PNG, the original BSP facility served Allied Gold when it was a single asset company. In the Solomon Islands the IFC has been a constructive counterparty and we look forward to their continued role in the country, in particular the Tina River Hydro scheme. Allied Gold operates in countries that are bankable and with reduced risk profiles and this has enabled Allied Gold to undertake the recent transaction."*

"We have seen major gold companies link their dividend policies to prevailing gold prices, therefore it makes sense for emerging companies like Allied Gold to link their cost of funds to the prevailing gold price. This facility avoids compulsory hedging and ensures many of the underlying drivers remain at the discretion of the Company. As the Company continues to grow its asset base, it must ensure genuine flexibility within its overall funding facilities."

For further information, please contact:

Allied Gold Mining PLC (*Investor and Media*) - Simon Jemison
+61 418 853 922

RBC Capital Markets (*Joint Corporate Brokers*) - Stephen Foss / Matthew Coakes / Daniel Conti
+44 (0) 207 653 4000

Oriel Securities (*Joint Corporate Brokers*) - Jonathan Walker/Michael Shaw / Ashton Clanfield
+44 (0) 207 710 7600

Buchanan (*Financial PR Advisor*) - Bobby Morse / James Strong / Cornelia Browne
+44 (0) 207 466 5000

ABOUT ALLIED GOLD MINING PLC

Allied Gold is a Pacific Rim gold producer, developer and exploration company. It is a FTSE250 and ASX 300 constituent and listed on the London Stock Exchange's Main Market, Toronto Stock Exchange and the Australian Securities Exchange with the symbol ALD. It owns 100% of the Simberi gold project located on Simberi Island, the northern most island of the Tabar Islands Group in the New Ireland Province of eastern PNG, and has a 100% interest in the Gold Ridge gold project located on Guadalcanal Island in the Solomon Islands.

Allied Gold has resources of 8.6Moz inclusive of 3.4Moz of reserves and an extensive exploration programme is underway. The Company is ramping up production and targeting a run rate of 200,000oz pa during 2012.